GEOGLOBAL RESOURCES INC.
Head Office:  310, 605 - 1st Street S.W., Calgary, Alberta T2P 3S9 Canada
Phone: 403-777-9250   Fax: 403-777-9199

August 8, 2007

Filed Via Edgar

Ms. Nasreen Mohammed
Division of Corporation Finance
Security and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           GeoGlobal Resources Inc. (“GeoGlobal”)
File No. 1-32158
CIK No. 000896726

Dear Madam:

Reference is made to your telephone conversation with Mr. Allan Kent, Executive Vice President and Chief Financial Officer of GeoGlobal.  In response to your request in that conversation, we confirm that in future filings with the Commission in response to Item 8A of Form 10-KSB and Item 9A of Form 10-K, and in accordance with Item 307 of Regulations S-B and S-K, the text will read, in part, “…we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report….”  The words “within 90 days of the filing date” will be eliminated.

Please let us know if you require any further clarification.

Very truly yours,

/s/  Allan J. Kent

Allan J. Kent
Executive VP & CFO
AJK/cdb